NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 4, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 23, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Exchange has been advised by the Depositary (The Bank of New York), the terms and conditions set forth in the Deposit Agreement, after the expiration of sixty (60) days from such date of termination, (April 22, 2007), the Depositary may sell any remaining deposited shares in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the ADSs which have not theretofore been surrendered for cancellation. Accordingly, the Depositary permanently closed the transfer books for the stated ADSs at the close of business on April 22, 2007 (Sunday). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 23, 2007.